SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 6)

NDS GROUP PLC

(Name of the Issuer)

NDS Group plc

News Corporation

NDS Holdco, Inc.

Nuclobel Lux 1 S.àr.l.

Nuclobel Lux 2 S.àr.l.

(Name of Person(s) Filing Statement)

Series A ordinary shares

(Title of Class of Securities)

628891103

(CUSIP Number of Class of Securities)

Alexander Gersh NDS Group plc One Heathrow Boulevard, 286 Bath Road West Drayton, Middlesex UB7 0DQ England, United Kingdom Telephone: +44 20 8476-8000	Lawrence A. Jacobs, Esq. News Corporation NDS Holdco, Inc. 1211 Avenue of the Americas New York, NY 10036 Telephone: (212) 852-7000	Séverine Michel Nuclobel Lux 1 S.àr.l. Nuclobel Lux 2 S.àr.l. 282 route de Longwy L-1940, Luxembourg Telephone: +352 26 86 811

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Michael Francies Frederick S. Green Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 Telephone: (212) 310-8000	Lou R. Kling Howard L. Ellin Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 Telephone: (212) 735-3000	Amy Bowerman Freed, Esq. Hogan & Hartson LLP 875 Third Avenue New York, NY 10022 Telephone: (212) 918-3000	Matthew Layton Jonny Myers Clifford Chance LLP 10 Upper Bank Street London E14 5JJ England, United Kingdom Telephone: +44 20 7006-1000	Robert C. Schwenkel Christopher Ewan Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 Telephone: (212) 859-8000

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$2,948,751,000	$115,885.91

* As of August 6, 2008, there were outstanding 18,801,892 Series A ordinary shares and 42,001,000 Series B ordinary shares. The filing fee was determined by the product of (i) the 18,801,892 Series A ordinary shares and the 28,003,679 Series B ordinary shares proposed to be acquired in the Scheme and (ii) the Scheme consideration of $63.00 in cash per ordinary share. The payment of the filing fee, calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(c)(1) promulgated thereunder, equals $39.30 per million of the aggregate Scheme consideration calculated pursuant to the preceding sentence.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:	$115,885.91

Form or Registration No.:	Schedule 14A

Filing Party:	NDS Group plc

Date Filed:	September 3, 2008

SCHEDULE 13E-3

This Rule 13e-3 Transaction Statement on Schedule 13E-3 together with the exhibits hereto (this “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (1) NDS Group plc, a public limited company registered in England and Wales (“NDS” or the “Company”), (2) News Corporation, a Delaware corporation (“News Corporation”), (3) NDS Holdco, Inc., a Delaware corporation (“NDS Holdco”), (4) Nuclobel Lux 1 S.àr.l., a private limited company (société à responsabilité limitée) incorporated in Luxembourg (“Nuclobel 1”) and (5) Nuclobel Lux 2 S.àr.l., a private limited company (société à responsabilité limitée) incorporated in Luxembourg (“Nuclobel 2” and, together with Nuclobel 1, the “Bidcos”). NDS, News Corporation, NDS Holdco, Nuclobel 1 and Nuclobel 2 are collectively referred to here in the “Filing Persons” of this Transaction Statement.

Pursuant to that certain Implementation Agreement, dated August 14, 2008, as amended, by and among the Bidcos, NDS, NDS Finance Limited, News Corporation and NDS Holdco, NDS will become a privately-owned company, owned 51 percent by the Bidcos (which are two newly incorporated companies formed by funds advised by Permira Advisers LLP) and 49 percent by News Corporation through its indirect wholly-owned subsidiary NDS Holdco (in each case subject to dilution arising as a result of the subscription for NDS shares by certain members of NDS’s management), by means of (1) cancelling all of the outstanding NDS Series A ordinary shares, par value $0.01 per share, (including shares represented by the American Depositary Shares of NDS) in exchange for consideration of $63.00 per Series A ordinary share in cash, (2) cancelling approximately 67 percent of the NDS Series B ordinary shares held by NDS Holdco for consideration, in a combination of cash and a vendor loan rate issued by NDS, of $63.00 per Series B ordinary share and (3) issuing to the Bidcos new NDS Series B ordinary shares, par value $0.01 per share, representing 51 percent of NDS’s then outstanding Series B ordinary shares (collectively the “Proposed Transactions”). If consummated, the Proposed Transactions will be effected by means of a scheme of arrangement under Part 26 of the United Kingdom Companies Act 2006 (the “Scheme”).

Concurrently with the filing of this Transaction Statement, NDS is filing with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to two meetings of the NDS shareholders that are being convened in connection with the Scheme. The Proxy Statement is incorporated herein by reference to the Proxy Statement on Schedule 14A filed with the SEC by the Company on December 11, 2008. Capitalized terms used but not defined herein have the meanings given to them in the Proxy Statement.

At the first shareholder meeting, which is convened by the High Court of Justice in England and Wales, holders of Scheme Shares will be asked to approve the Scheme. Approval of a majority in number of the holders of the Scheme Shares representing 75 percent in value of such shares present and voting (whether in person or by proxy) is required to approve the Scheme. At the second shareholder meeting, which is an extraordinary general meeting convened by the Company, the holders of NDS Series A ordinary shares and Series B ordinary shares will be asked to approve additional resolutions necessary to implement the Scheme.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person was supplied by such Filing Person and none of the Filing Persons takes responsibility for the accuracy of any information not supplied by such Filing Person.

ITEM 1.	SUMMARY TERM SHEET.

Regulation M-A Item 1001

The information set forth under the caption “Summary Term Sheet” and “Certain Questions and Answers About the Scheme” in the Proxy Statement is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

Regulation M-A Item 1002

(a) Name and address. The name and address of the subject company is NDS Group plc, One Heathrow Boulevard, 286 Bath Road, West Drayton, Middlesex UB7 0DQ, England, United Kingdom. The telephone number of the subject company is +44 20 8476-8000.

(b) Securities. The class of securities that is the subject of the transaction are the Series A ordinary shares, par value $0.01 per share, of NDS. As of August 6, 2008, there were issued and outstanding 16,263,570 Series A ordinary shares.

(c) Trading market and price. The information set forth under the caption “Common Stock, Market Price and Dividend Information” in the Proxy Statement is incorporated herein by reference.

(d) Dividends. The information set forth under the captions “Common Stock, Market Price and Dividend Information” and “The Proposed Transactions—Creation of Distributable Profits and Transfer of Surplus Group Cash” in the Proxy Statement is incorporated herein by reference.

(e) Prior public offerings. Neither NDS nor any other Filing Person has, during the past three years, made an underwritten public offering of its Series A ordinary shares or Series B ordinary share for cash.

(f) Prior stock purchases. The information set forth under the caption “Transactions in Ordinary Shares—NDS” in the Proxy Statement is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

Regulation M-A Item 1003

(a) – (c) Name and address; Business and background of entities; Business and background of natural persons. The information set forth under the captions “Summary Term Sheet—Parties Involved in the Scheme,” “Parties to the Proposed Transactions” and “Information Concerning NDS, News Corporation, NDS Holdco and the Bidcos” in the Proxy Statement are incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

Regulation M-A Item 1004

(a) Material Terms.

(1) Tender Offers. Not applicable.

(2) Mergers or Similar Transactions.

2 (i) The information set forth under the captions “Summary Term Sheet”, “Certain Questions and Answers About the Scheme,” “The Proposed Transactions” and “Annex A – Scheme Document” in the Proxy Statement is incorporated herein by reference.

2 (ii) The information set forth under the captions “Summary Term Sheet,” “Certain Questions and Answers About the Scheme,” “Special Factors—Certain Effects of the Proposed Transactions”, “The Proposed Transactions—Payment of Consideration and Surrender of Stock Certificates” and “The Implementation Agreement—General; Implementation” in the Proxy Statement is incorporated herein by reference.

2 (iii) The information set forth under the captions “Certain Questions and Answers About the Scheme,” “Special Factors—Background of the Proposed Transactions,” “Special Factors—Reasons for the Independent Committee’s Recommendation; Factors Considered” and “Special Factors—Purpose and Reasons for the Proposed Transactions of News Corporation, NDS Holdco and the Bidcos” in the Proxy Statement is incorporated herein by reference.

2 (iv) The information set forth under the captions “Summary Term Sheet,” “Certain Questions and Answers About the Scheme” and “The Meetings” in the Proxy Statement is incorporated herein by reference.

2 (v) The information set forth under the captions “Summary Term Sheet,” “Certain Questions and Answers About the Scheme,” “Special Factors—Certain Effects of the Proposed Transactions” and “Interests of Certain Persons in the Proposed Transactions” in the Proxy Statement is incorporated herein by reference.

2 (vi) The information set forth under the caption “Anticipated Accounting Treatment” in the Proxy Statement is incorporated herein by reference.

2 (vii) The information set forth under the captions “Certain Material U.S. Federal Income Tax Consequences to U.S. Holders” in the Proxy Statement is incorporated herein by reference.

(c) Different terms. The information set forth under the captions “Summary Term Sheet,” “Certain Questions and Answers About the Scheme,” “Special Factors—Certain Effects of the Proposed Transactions,” “Interests of Certain Persons in the Proposed Transactions” and “The Implementation Agreement” in the Proxy Statement is incorporated herein by reference.

(d) Appraisal rights. NDS shareholders do not have appraisal rights in connection with the Proposed Transactions.

(e) Provisions for unaffiliated security holders. NDS has made no provisions in connection with the Scheme to grant unaffiliated shareholders access to the corporate files of NDS or to obtain counsel or appraisal services at the expense of NDS.

(f) Eligibility for listing or trading. Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Regulation M-A Item 1005

(a) Transactions. The information set forth under the caption “Summary Term Sheet,” “Special Factors—Background of the Proposed Transactions,” “Special Factors—Certain Effects of the Proposed Transactions” and “Transactions In Ordinary Shares” in the Proxy Statement is incorporated herein by reference.

(b)-(c) Significant corporate events; Negotiations or Contacts. The information set forth under the captions “Summary Term Sheet,” “Special Factors—Background of the Proposed Transactions,” “Interests of Certain Persons in the Proposed Transactions,” “The Implementation Agreement” and “The Stockholders Agreement” in the Proxy Statement is incorporated herein by reference.

(e) Agreements involving the subject company’s securities. The information set forth under the captions “Summary Term Sheet,” “Certain Questions and Answers About the Scheme,” “The Meetings—Certain Agreements,” “Interests of Certain Persons in the Proposed Transactions,” “The Proposed Transactions,” “Special Factors—Reasons for the Independent Committee’s Recommendation; Factors Considered,” “The Implementation Agreement” and “The Stockholders Agreement” in the Proxy Statement is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A Item 1006

(b) Use of Securities Acquired. The information set forth under the captions “Summary Term Sheet,” “Certain Questions and Answers About the Scheme,” “Special Factors—Certain Effects of the Proposed Transactions,” “Interests of Certain Persons in the Proposed Transactions,” “The Proposed Transactions” and “The Implementation Agreement—General; Implementation” in the Proxy Statement is incorporated herein by reference.

(c) (1)-(8) Plans. The information set forth under the captions “Summary Term Sheet,” “Special Factors—Certain Effects of the Proposed Transactions,” “Special Factors—Reasons for the Independent Committee’s Recommendation; Factors Considered,” “Special Factors—Delisting and Deregistration of A Ordinary Shares,” “Special Factors—Summary Projections,” “Special Factors—Conduct of Business if the Scheme is Not Completed” “Interests of Certain Persons in the Proposed Transactions,” “The Proposed Transactions—Creation of Distributable Profits and Transfer of Surplus Group Cash,” “The Proposed Transactions—Financing,” “The Implementation Agreement—General; Implementation” and “The Stockholders Agreement” in the Proxy Statement is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

Regulation M-A Item 1013

(a) Purposes. The information set forth under the captions “Summary Term Sheet”, “Certain Questions and Answers About the Scheme,” “Special Factors—Certain Effects of the Proposed Transactions,” “Special Factors—Background of the Proposed Transactions,” “Special Factors—Reasons for the Independent Committee’s Recommendation; Factors Considered” and “Special Factors—Purpose and Reasons for the Proposed Transactions of News Corporation, NDS Holdco and the Bidcos” in the Proxy Statement is incorporated herein by reference.

(b) Alternatives. The information set forth under the captions “Special Factors—Background of the Proposed Transactions,” “Special Factors—Reasons for the Independent Committee’s Recommendation; Factors Considered,” “Special Factors—Purpose and Reasons for the Proposed Transactions of News Corporation, NDS Holdco and the Bidcos” and “Special Factors—Recommendation of the Independent Committee; Fairness of the Proposed Transactions” in the Proxy Statement is incorporated herein by reference.

(c) Reasons. The information set forth under the captions “Summary Term Sheet,” “Special Factors—Background of the Proposed Transactions,” “Special Factors—Reasons for the Independent Committee’s Recommendation; Factors Considered,” “Special Factors—Purpose and Reasons for the Proposed Transactions of News Corporation, NDS Holdco and the Bidcos” and “Special Factors—Opinion of Citigroup” in the Proxy Statement is incorporated herein by reference.

(d) Effects. The information set forth under the captions “Summary Term Sheet,” “Certain Questions and Answers About the Scheme,” “Special Factors—Certain Effects of the Proposed Transactions,” “Special Factors—Background of the Proposed Transactions,” “Special Factors—Reasons for the Independent Committee’s Recommendation; Factors Considered,” “Special Factors—Purpose and Reasons for the Proposed Transactions of News Corporation, NDS Holdco and the Bidcos,” “Special Factors—Opinion of Citigroup,” “Special Factors—Delisting and Deregistration of A ordinary shares,” “Interests of Certain Persons in the Proposed Transactions,” “Estimated Fees and Expenses,” “The Proposed Transactions—Financing,” “Certain Material U.S. Federal Income Tax Consequences to U.S. Holders,” “Certain Material U.K. Tax Consequences,” “Anticipated Accounting Treatment” and “The Implementation Agreement” in the Proxy Statement is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION.

Regulation M-A Item 1014

(a) (b) Fairness; Factors considered in determining fairness. The information set forth under the captions “Summary Term Sheet,” “Certain Questions and Answers about the Scheme,” “Special Factors—Background of the Proposed Transactions,” “Special Factors—Reasons for the Independent Committee’s Recommendation; Factors Considered,” “Special Factors—Recommendation of the Independent Committee; Fairness of the Proposed Transactions,” “Special Factors—The Position of NDS as to the Fairness of the Proposed Transactions,” “Special Factors—Position of News Corporation and NDS Holdco as to the Fairness of the Proposed Transactions,” “Special Factors—Position of the Bidcos as to the Fairness of the Proposed Transactions,” and “Special Factors—Opinion of Citigroup” in the Proxy Statement is incorporated herein by reference. The full text of the written opinion of Citigroup Global Markets Limited, dated August 12, 2008, is attached to the Proxy Statement as Appendix B and is incorporated herein by reference.

(c) Approval of security holders. The information set forth under the captions “Summary Term Sheet—Shareholder and Court Approvals Required,” “Certain Questions and Answers About the Scheme,” “The Meetings—Court Meeting,” “The Meetings—Extraordinary General Meeting,” “Special Factors—Background of the Proposed Transactions,” “Special Factors—Reasons for the Independent Committee’s Recommendation; Factors Considered” and “The Proposed Transactions—Conditions” in the Proxy Statement is incorporated herein by reference.

(d) Unaffiliated representative. The information set forth under the captions “Summary Term Sheet,” “Certain Questions and Answers About the Proposed Transactions,” “Special Factors—Background of the Proposed Transactions,” “Special Factors—Reasons for the Independent Committee’s Recommendation; Factors Considered,” “Special Factors—Recommendation of the Independent Committee; Fairness of the Proposed Transactions,” “Special Factors—Purpose and Reasons for the Proposed Transactions of News Corporation, NDS Holdco, Permira and the Bidcos,” “Position of News Corporation and NDS Holdco as to the Fairness of the Proposed Transactions,” “Special Factors—Position of the Bidcos as to the Fairness of the Proposed Transactions” and “Special Factors—Opinion of Citigroup” in the Proxy Statement is incorporated herein by reference.

(e) Approval of directors. The information set forth under the captions “Summary Term Sheet—Independent Committee Recommendation,” “Special Factors—Background of the Proposed Transactions,” “Special Factors—Reasons for the Independent Committee’s Recommendation; Factors Considered,” “Special Factors—Recommendation of the Independent Committee; Fairness of the Proposed Transactions” and “Interests of Certain Persons in the Proposed Transactions” in the Proxy Statement is incorporated herein by reference.

(f) Other offers. NDS is not aware of any made by an unaffiliated person, other than the Filing Persons, during the past two years for the merger or consolidation of NDS with or into another company, or vice versa; the sale of other transfer of all or any substantial part of the assets of NDS; or a purchase of NDS’s securities that would enable the holder to exercise control of NDS.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

Regulation M-A Item 1015

(a) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth under the captions “Special Factors—Background of the Proposed Transactions,” “Special Factors—Reasons for the Independent Committee’s Recommendation; Factors Considered,” “Special Factors—Recommendation of the Independent Committee; Fairness of the Proposed Transactions,” “Special Factors—Opinion of Citigroup,” and “Where Shareholders Can Find More Information” in the Proxy Statement is incorporated herein by reference. The full text of the written opinion of Citigroup Global Markets Limited, dated August 12, 2008, is attached to the Proxy Statement as Appendix D and is incorporated herein by reference. The written material presented by Citigroup Global Markets Limited to the Independent Committee, dated August 12, 2008 is set forth as Exhibit (c)(5) hereto and is incorporated herein by reference. The written material presented by News Corporation, Permira Advisers LLP, Goldman Sachs International and JPMorgan Securities Inc. to the Independent Committee, dated June 27, 2008, is set forth as Exhibit (c)(2) hereto and is incorporated herein by reference. The written material presented by Permira Advisers LLP and Goldman Sachs International to the Independent Committee, dated July 29, 2008, is set forth as Exhibit (c)(3) hereto and is incorporated herein by reference. The written material presented by Goldman Sachs International to representatives of Permira Advisers LLP, dated June 5, 2008, is set forth as Exhibit (c)(4) and is incorporated herein by reference. The written material presented by Morgan Stanley & Co. Limited to representatives of News Corporation, dated January 24, 2008, is set forth as Exhibit (c)(6) and is incorporated herein by reference. The written material presented by JPMorgan Securities, Inc. to representatives of News Corporation, dated May 27, 2008 is set forth as Exhibit (c)(7) and is incorporated herein by reference. The written material presented by JPMorgan Securities, Inc. to representatives of News Corporation, dated June 11, 2008 is set forth as Exhibit (c)(8) and is incorporated herein by reference. The written material presented by Citigroup Global Markets Limited to the Independent Committee, dated July 11, 2008, is set forth as Exhibit (c)(9) hereto and is incorporated herein by reference. The written material presented by Citigroup Global Markets Limited to Goldman Sachs International and JPMorgan Securities Inc., dated July 24, 2008, is set forth as Exhibit (c)(10) hereto and is incorporated herein by reference.

(c) The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of NDS during regular business hours by any unaffiliated shareholder.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

Regulation M-A Item 1007

(a)-(d) Source of funds; Conditions; Expenses; Borrowed funds. The information set forth under the caption “Summary Term Sheet—Financing,” “Summary Term Sheet—Fees and Costs,” “Certain Questions and Answers About the Scheme,” “Special Factors—Background of the Proposed Transactions,” “The Meetings—Expenses of Proxy Solicitation,” “The Proposed Transactions—Financing” and “Estimated Fees and Expenses” in the Proxy Statement is incorporated herein by reference.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Regulation M-A Item 1008

(a) Securities ownership. The information set forth under the captions “Summary Term Sheet—Treatment of Outstanding Options and Deferred Shares,” “Certain Questions and Answers About the Scheme,” “Special Factors—Certain Effects of the Proposed Transactions,” “Interests of Certain Persons in the Proposed Transactions” and “Security Ownership of Certain Beneficial Owners and Management” in the Proxy Statement is incorporated herein by reference.

(b) Securities transactions. The information set forth under the caption “Transactions in Ordinary Shares” in the Proxy Statement is incorporated herein by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

Regulation M-A Item 1012

(d) Intent to tender or vote in a going private transaction. The information set forth under the captions “Summary Term Sheet—Interests of Our Directors and Executive Officers in the Scheme,” “Certain Questions and Answers About the Scheme,” “The Meetings—Extraordinary General Meeting,” “The Meetings—Certain Agreements,” “Special Factors—Background of the Proposed Transactions” and “Special Factors—Reasons for the Independent Committee’s Recommendation; Factors Considered” in the Proxy Statement is incorporated herein by reference.

(e) Recommendation of others. The information set forth under the captions “Summary Term Sheet—Independent Committee Recommendation,” “Certain Questions and Answers About the Scheme,” “Special Factors—Background of the Proposed Transactions,” “Special Factors—Reasons for the Independent Committee’s Recommendation; Factors Considered” and “Special Factors—Recommendation of the Independent Committee; Fairness of the Proposed Transactions” in the Proxy Statement is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS.

Regulation M-A Item 1010

(a) Financial information. The information set forth under the captions “Summary Term Sheet,” “Selected Historical Financial and Operating Data” and “Where Shareholders Can Find More Information” in the Proxy Statement is incorporated herein by reference.

(b) Pro forma information. Not applicable.

ITEM 14.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Regulation M-A Item 1009

(a) Solicitations or recommendations. The information set forth under the captions “Summary Term Sheet,” “Certain Questions and Answers About the Scheme—Who can help answer my questions?,” “Special Factors—Background of the Proposed Transactions,” “The Meetings—Expenses of Proxy Solicitation” and “Estimated Fees and Expenses” in the Proxy Statement is incorporated herein by reference.

(b) Employees and corporate assets. The information set forth under the captions “Summary Term Sheet”, “Certain Questions and Answers About the Scheme,” “Special Factors—Position of News Corporation and NDS Holdco as to the Fairness of the Proposed Transactions,” “Special Factors—Position of the Bidcos as to the Fairness of the Proposed Transactions,” “The Meetings—Expenses of Proxy Solicitation” and “Interests of Certain Persons in the Proposed Transactions” in the Proxy Statement is incorporated herein by reference.

ITEM 15.	ADDITIONAL INFORMATION.

Regulation M-A Item 1011

The information set forth in the Proxy Statement and the Appendices thereto is incorporated herein by reference in its entirety.

ITEM 16.	EXHIBITS.

Regulation M-A Item 1016

(a)(1) Definitive Proxy Statement of NDS Group plc (incorporated herein by reference to the Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by NDS Group plc on December 11, 2008).

(a)(2) Press Release issued by NDS Group plc, News Corporation, Nuclobel Lux 1 S.àr.l. and Nuclobel Lux 2 S.àr.l., dated August 14, 2008 (incorporated herein by reference to Exhibit 99.1 to Form 8-K filed with the Securities and Exchange Commission by NDS Group plc on August 14, 2008).

(a)(3) Announcement published in the United Kingdom by NDS Group plc, dated August 14, 2008 (incorporated herein by reference to Exhibit 99.2 to Form 8-K filed with the Securities and Exchange Commission by NDS Group plc on August 14, 2008).

(a)(4) Form of ADS Voting Instruction Card.

(b)(1) Senior Debt Facilities Agreement, by and among NDS Finance Limited, J.P. Morgan plc, Morgan Stanley Bank International Limited, J.P. Morgan Europe Limited, JPMorgan Chase Bank, N.A., London Branch and J.P. Morgan Europe Limited, dated August 14, 2008 (incorporated herein by reference to Exhibit 10.1 to Form 8-K filed with the Securities and Exchange Commission by NDS Group plc on August 20, 2008).

(b)(2) Mezzanine Debt Facilities Agreement, by and among NDS Finance Limited, J.P. Morgan plc, Morgan Stanley Bank International Limited, J.P. Morgan Europe Limited, JPMorgan Chase Bank, N.A., London Branch and J.P. Morgan Europe Limited, dated August 14, 2008 (incorporated herein by reference to Exhibit 10.2 to Form 8-K filed with the Securities and Exchange Commission by NDS Group plc on August 20, 2008).

(b)(3) Form of Deed Poll Constituting US$242,000,000 13% Fixed Rate Guaranteed Secured Loan Notes 2018 and PIK Notes.*

(c)(1) Opinion of Citigroup Global Markets Limited, dated August 12, 2008 (incorporated herein by reference to Appendix B of the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by NDS Group plc on December 11, 2008).

(c)(2) Written materials presented by News Corporation, Permira Advisers LLP, Goldman Sachs International and JPMorgan Securities Inc. to the NDS Independent Committee on June 27, 2008.*

(c)(3) Written materials presented by Permira Advisers LLP and Goldman Sachs International to the NDS Independent Committee on July 29, 2008.*

(c)(4) Written materials presented by Goldman Sachs International to representatives of Permira Advisers LLP, dated June 5, 2008.***

(c)(5) Written materials presented by Citigroup Global Markets Limited to the Independent Committee, dated August 12, 2008.***

(c)(6) Written materials presented by Morgan Stanley & Co. Limited to representatives of News Corporation, dated January 24, 2008.**

(c)(7) Written materials presented by JPMorgan Securities Inc. to representatives of News Corporation, dated May 27, 2008.**

(c)(8) Written materials presented by JPMorgan Securities Inc. to representatives of News Corporation, dated June 11, 2008.**

(c)(9) Written materials presented by Citigroup Global Markets Limited to the Independent Committee, dated July 11, 2008.***

(c)(10) Written materials presented by Citigroup Global Markets Limited to Goldman Sachs International and JPMorgan Securities Inc., dated July 24, 2008.**

(d)(1) Implementation Agreement, dated August 14, 2008, by and among Nuclobel Lux 1 S.àr.l., Nuclobel Lux 2 S.àr.l., NDS Group plc, NDS Finance Limited, News Corporation and NDS Holdco, Inc.; Deed of Amendment, dated December 10, 2008 (incorporated herein by reference to Appendix C of the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by NDS Group plc on December 11, 2008).

(d)(2) Deposit Agreement, dated November 26,1999, by and among the Bank of New York Mellon (as depositary), NDS and the registered owners and beneficial owners of American Depositary Receipts (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form F-1 filed with the Securities and Exchange Commission by NDS Group plc on November 19, 1999).

(d)(3) Equity Commitment Letter to Nuclobel Lux 1 S.àr.l., Nuclobel Lux 2 S.àr.l., Nuclobel Topco 1 S.àr.l. and Nuclobel Topco 2 S.àr.l., dated August 14, 2008, of P4 Sub L.P.1 acting by its manager Permira Managers L.P. acting by its general partner Permira Managers Limited, Permira IV L.P.2 acting by its manager Permira Managers L.P. acting by its general partner Permira Managers Limited, Permira Investments limited acting by its nominee Permira Nominees Limited and Permira Co-Investment L.P. acting by its general partner Permira IV G.P. L.P acting by its general partner Permira IV GP Limited; Deed of Amendment, dated December 10, 2008.****

(d)(4) Cash Confirmation Letter to News Corporation, dated August 14, 2008, of P4 Sub L.P.1 acting by its manager Permira Managers L.P. acting by its general partner Permira Managers Limited, Permira IV L.P.2 acting by its manager Permira Managers L.P. acting by its general partner Permira Managers Limited, Permira Investments limited acting by its nominee Permira Nominees Limited and Permira Co-Investment L.P. acting by its general partner Permira IV G.P. L.P acting by its general partner Permira IV GP Limited; Deed of Amendment, dated December 10, 2008.****

(d)(5) NDS 1997 Executive Share Option Scheme (incorporated herein by reference to Exhibit 10.8 of Amendment 1 to the Form-F-1 filed with the Securities and Exchange Commission by NDS Group plc on November 19, 1999).

(d)(6) NDS 1999 Executive Share Option Scheme (incorporated herein by reference to Exhibit 10.8 of Amendment 1 to the Form-F-1 filed with the Securities and Exchange Commission by NDS Group plc on November 19, 1999).

(d)(7) NDS UK Approved Share Option Scheme (incorporated herein by reference to Exhibit 10.8 of Amendment 1 to the Form-F-1 filed with the Securities and Exchange Commission by NDS Group plc on November 19, 1999).

(d)(8) NDS 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by NDS Group plc on November 1, 2006).

(d)(9) Form of Stockholders Agreement, by and among Nuclobel Luxco 1 S.àr.l., Nuclobel Luxco 2 S.àr.l., NDS Group plc., News Corporation, NDS Holdco, Inc. and the other shareholders of NDS.*

(d)(10) Form of New Master Intercompany Agreement, by and among News Corporation and NDS Finance Limited.*

(f) None

(g) None

*	Previously filed on September 3, 2008.
**	Previously filed on October 14, 2008.
***	Previously filed on December 5, 2008.
****	Previously filed on December 11, 2008.

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: December 11, 2008

NDS GROUP PLC

By:	/s/ Abraham Peled
Name:	Abraham Peled
Title:	Chairman & Chief Executive Officer

NEWS CORPORATION

By:	/s/ Janet Nova
Name:	Janet Nova
Title:	Senior Vice President, Deputy General Counsel

NDS HOLDCO, INC.

By:	/s/ Janet Nova
Name:	Janet Nova
Title:	Senior Vice President

NUCLOBEL LUX 1 S.ÀR.L.

By:	/s/ Séverine Michel
Name:	Séverine Michel
Title:	Manager

NUCLOBEL LUX 2 S.ÀR.L.

By:	/s/ Séverine Michel
Name:	Séverine Michel
Title:	Manager